UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

IMMERSION CORPORATION

(Name of Issuer)

Common Stock, par value $.001 per share

(Title of Class of Securities)

452521107

(CUSIP Number)

July 25, 2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this schedule is filed:

☐    Rule 13d-1(b)

☑    Rule 13d-1(c)

☐    Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 452521107

1	NAME OF REPORTING PERSON Microsoft Corporation I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) 91-1144442

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 2,185,792 /1/ 6 SHARED VOTING POWER -0- 7 SOLE DISPOSITIVE POWER 2,185,792 /1/ 8 SHARED DISPOSITIVE POWER -0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,185,792 /1/

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.8% /2/

12	TYPE OF REPORTING PERSON CO

/1/    Represents reporting person’s beneficial ownership of 2,185,792 shares of Immersion Corporation Series A Redeemable Convertible Preferred Stock, which are convertible into 2,185,792 shares of Immersion Corporation common stock.

/2/    Calculated on the basis of 20,197,984 shares of Immersion Corporation common stock outstanding as of July 24, 2003.

Item 1.	(a)	Name of Issuer:
Immersion Corporation (the “Issuer”)

	(b)	Address of Principal Executive Offices of the Issuer:
801 Fox Lane San Jose, CA 95131

Item 2.	(a)	Name of Person Filing:
Microsoft Corporation

	(b)	Address of Principal Business Office:
One Microsoft Way Redmond, WA 98052-6399

	(c)	Citizenship:
United States

	(d)	Title of Class of Securities:
Common Stock, par value $.001 per share (“Common Stock”)

	(e)	CUSIP Number:
452521107

Item 3.	If this Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:
Not Applicable

Item 4.	Ownership.
	(a)	Amount beneficially owned: 2,185,792 /1/
	(b)	Percent of class: 9.8% /2/
	(c)	Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote 2,185,792 /1/

(ii) Shared power to vote or to direct the vote -0-

(iii) Sole power to dispose or to direct the disposition of 2,185,792 /1/

(iv) Shared power to dispose or to direct the disposition of -0-

Item 5.	Ownership of Five Percent or Less of a Class:
Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:
Not Applicable

/1/    Represents reporting person’s beneficial ownership of 2,185,792 shares of Immersion Corporation Series A Redeemable Convertible Preferred Stock, which are convertible into 2,185,792 shares of Immersion Corporation common stock.

/2/    Calculated on the basis of 20,197,984 shares of Immersion Corporation common stock outstanding as of July 24, 2003.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:
Not Applicable

Item 8.	Identification and Classification of Members of the Group:
Not Applicable

Item 9.	Notice of Dissolution of a Group:
Not Applicable

Item 10.    Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 6, 2003

/S/ JOHN. A. SEETHOFF

John A. Seethoff Assistant Secretary

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